Mail Stop 4561

August 11, 2009

Paul J. Travers
President and Chief Executive Officer
Vuzix Corporation
75 Town Centre Drive
Rochester, NY 14623

Re: Vuzix Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 13, 2009
File No. 333-160417

Dear Mr. Travers:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your response letter, please tell us whether you will select an offering price prior to the effective date. If you plan to identify an offering price range in the filing that is declared effective and thereafter specify the offering price in a prospectus filed in accordance with Rule 424(b), please revise the cover page so that it shows pricing information in a price-range format. Confirm that in either case you will file a pre-effective amendment that discloses that price and includes all price-dependent information. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price or price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price

range on disclosure throughout the document may cause us to raise issues on arrears not previously commented on.

2.   Your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Revise your disclosure in the prospectus summary and throughout the body of the prospectus to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold. This comment is applicable to sections of the filing such as Use of Proceeds section, Capitalization, Dilution section, and the liquidity discussion in Management's Discussion, for example.

Cover Page

3.   In the second sentence of the first paragraph, state that the offering is conducted on a best efforts, no minimum basis. Please make similar revisions to your prospectus summary and other areas of your prospectus, as appropriate.

4.   In the context of a best-efforts, no minimum offering, the presentation of the proceeds table does not appear to be necessary or appropriate. Instead simply state the maximum gross and net proceeds that you may receive and accompany that information with a statement that you may not receive any proceeds from the offering. Also, state concisely the period during which the offering will be conducted.   Also, briefly indicate that the number of shares offered may be increased in circumstances you describe concisely.

5.   The information you provide in footnotes (3) and (4) to the proceeds table is more detailed than necessary to inform potential investors of the general terms of the compensation the selling agents may receive. Your cover page disclosure should be limited to information that is required by Item 501 of Regulation S-K or that you believe is key information that must be provided to the potential investors to introduce them to the company and its offering. The information you provide on the cover page in this regard is also provided at page 3. Consistent with Rule 421(d), the forepart of your filing should not reiterate information and should be concise. Details regarding compensation should be presented in the Underwriting section, which you can reference on the cover page.

6.   We note that the offering price is presented in Canadian dollars. Clarify whether the payments by investors in the US must be in Canadian dollars or will be accepted by Canaccord Adams, Inc. if provided in US dollars. If payments in US dollars will be accepted, concisely state how the exchange rate used will be computed.

7.   You refer to the "closing date" and to the "closing of the offering" throughout the filing. In the prospectus, concisely explain when the closing will occur and clarify the length of the period between an investor's payment of funds and delivery of those funds to the company (and the related issuance of shares to investors). In your response letter, explain in detail when subscription proceeds will be received by the selling agents and explain how and where those proceeds will be held before they are delivered to the issuer.

8.   In your response letter, please tell us whether you believe you will satisfy all applicable
        listing standards of the TSX-V irrespective of the number of securities you sell in the best
        efforts, no-minimum offering. If you must sell a portion of the offered securities in order to
        satisfy one or more of the listing criteria, please modify your reference to the listing
        application as appropriate.

Inside Cover Page

9.   We note that you have included several pages of graphics. In your response letter, please
        explain how the artwork will be presented. In particular, tell us whether you will use a
        gatefold presentation for the inside cover that will set out two of the pages of artwork as the
        inside cover.

General Matters, page ii

10.   Between the cover page and the prospectus summary you may only present information that
        may be provided on the inside front cover under Item 502 of Regulation S-K. While you
        may retain the prospectus delivery legend on the inside cover page, please move the
        remaining General Matters discussion and the section that follows on Use of Market and
        Industry Data after the risk factor disclosure so that it does not interrupt the flow of the
        information required by Rule 421(b).

Prospectus Summary, page 1

11.   Please balance your summary by briefly discussing the most material challenges and risks
        facing your company. For example, consider highlighting your history of operating losses,
        your reliance on a limited number of customers for a significant amount of your revenues,
        and that your management will continue to own a significant percentage of your
        outstanding common stock following completion of this offering. Please provide this
        information, which would be useful to investors being introduced to your company, under
        the subheading "Company Overview."

12.   In describing the "over-allotment option" on page 3, you state that the warrants in this
        option will only be issued for the purpose of distribution of units to purchasers. Please
        clarify the purpose for which shares covered by the option might be utilized and how it
        differs from that regarding the related warrants.

Risk Factors, page 8

13.   Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a
        subcaption that adequately describes the risk." Many of your current risk factor subcaptions
        do not adequately describe the risk to investors. As examples, we note the following
        subcaptions:

- "We have a limited operating history in the Video Eyewear products industry";
- "Our US government defense contracts and subcontracts are subject to procurement laws and regulations"; and
- "Our Video Eyewear products require ongoing research and development."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or uncertainties facing the company or this offering. Generally speaking, you will best accomplish this by phrasing the risk factor subcaption in the form of a statement of cause and effect, "If X, then Y" or "Because of X, Y is probable."

14.   Please provide your assessment of whether the uncertainty regarding the existence of an effective registration statement relating to the exercise of the warrants included in the units poses a material adverse risk to investors that should be discussed in this section. In addition, please consider whether there are material uncertainties regarding your ability to conform to applicable requirements of state securities registration laws with respect to the exercise of such warrants.

"We have a limited operating history…," page 7

15.   You disclose in this risk factor that you began selling your monocular eyewear products six years ago and shipped your first binocular Video Eyewear model over four years ago. Given this history of operations, please explain why you believe you have an insufficient amount of past experience upon which investors may evaluate your business and prospects.

"Our business depends on our development of new products and technologies," page 10

16.   We note your statement in this risk factor that rapid technological change in your industry imposes pricing pressure on your products. Please quantify the impact such pressure has had on your prices and operating results over the last two years. Also, please address in your Management's Discussion the extent to which material increases in your sales over the past two years are attributable to increases in the prices of your products. See Item 303(a)(3)(iii).

"If we fail to implement and maintain an effective system of internal controls," page 21

17.   We note the following statement in this risk factor: "Under the SEC rules currently in effect, both the management assessment of our internal control over financial reporting and the attestation of management's assessment by our independent registered public accountants will first apply to our annual report for the 2009 fiscal year." However, Instruction 1 to Item 308 of Regulation S-K states that a registrant does not have to comply with the requirements in Item 308 to provide management's report on the registrant's internal control over financial reporting or an attestation report from the registrant's accountants until it either had been required to file an annual report pursuant to section

Paul J. Travers
Vuzix Corporation
August 11, 2009
Page 5

13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year. Accordingly, it does not appear that you will be required to provide either management's report or your accountant's attestation report for your 2009 fiscal year. Please revise the disclosure in this risk factor accordingly.

Use of Proceeds, page 25

18.   Expand your disclosure to discuss how your plans for use of proceeds from this offering will change if less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K. Also, we note your disclosure that you plan to use $916,065 of the net proceeds from this offering to repay the outstanding principal and interest on your lines of credit and notes payable. Please set forth the interest rate and maturity of such indebtedness. See Instruction 4 to Item 504. Ensure that your statements regarding any intent to repay debt are accompanied by disclosure that informs stockholders that there can be no assurance that you will receive sufficient offering proceeds to pay any of the debts that you hope to repay with offering proceeds.

Critical Accounting Policies and Significant Developments and Estimates

Stock-based Compensation, page 36

19.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

*   the nature and type of stock option or other equity related transaction;
*   the date of grant/issuance;
*   description/name of option or equity holder;
*   the reason for the grant or equity related issuance;
*   the number of options or equity instruments granted or issued;
*   the exercise price or conversion price;
*   the fair value of underlying shares of common stock;
*   adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
*   the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
*   the amount and timing of expense recognition; and
*   indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

20.   Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party. Revise your disclosures to clearly indicate how you determined this fair value and the impact of this assumption on your stock options.

Results of Operations, page 37

21.   Ensure that your MD&A discusses the changes in the mix of products being sold as summarized in the table included in Note 23 – Product Revenue of your financial statements. In addition, ensure that your discussion includes an analysis of whether these increases are expected to continue.

Liquidity and Capital Resources, page 40

22.   Revise the filing to disclose why your accounts receivables declined at the end of December 31, 2008. This discussion should identify any incentives provided to solicit an early collection, any revision in payment terms with your customers, or a completion of a significant customer order. Also, discuss the impact of the reduction in your accounts receivable on your cash flows and your liquidity as this event appears to have had a significant impact. That is, the increase appears to have been significant that without its effects you would have needed external financing.

23.   You disclose within Note 11 – Long-term Debt that a $500,000 convertible note payable was due on January 1, 2009 and is still outstanding. Revise your capital resource discussion to include an analysis of the impact of the extending this maturity date on your liquidity including the impact if no extension was granted.

24.   You state that you will have sufficient cash to meet your liquidity needs "taking into account the anticipated proceeds of the sale of [y]our securities." Your disclosure should discuss your liquidity without taking into account these anticipated proceeds. Further, if will not have sufficient cash to satisfy your liquidity needs, explain how you determined that there is no uncertainty in your going concern assumption in preparing your financial statements.

Manufacturing, page 55

25.   We note that you purchase almost all of the microdisplays used in your products from Kopin and eMagin. In your response letter, please explain in greater detail why you believe

that you are not dependent upon these suppliers in order to continue to operate your business effectively. Also, please describe your contractual arrangements with these suppliers. We note your disclosure on page 17 that you purchase products from Kopin and eMagin pursuant to purchase orders. Please tell us if you have a master agreement with either supplier. If you do, please tell us what consideration you have given to filing each such agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also, we note your disclosure on page 53 that 63.8% of your sales in 2008 were derived from providing goods and services to the U.S. government, and that 80.7% of such sales were derived from subcontracts with Kopin and DRS. We note that you have not filed any agreements with Kopin or DRS as exhibits. Please provide us with your analysis as to whether you are substantially dependent on any of your agreements with these companies.

Management, page 58

26.   We note that Mr. Russell resides in Vancouver, British Columbia. Please tell us whether there are any risks to potential investors associated with the company's reliance on a chief financial officer that lives a significant distance from the company's headquarters. For example, please advise if you believe it poses a risk to the company's internal control over financial reporting. Also, please tell us the extent to which Mr. Russell is able to and does performs services at the company's headquarters.

27.   Please disclose the term of office for each of your directors and directors elect. See Item 401(a) of regulation S-K.

Summary Compensation Table, page 61

28.   Please tell us if the company had any executive officers other than Messrs. Travers and Russell whose total compensation, as computed in accordance with Instruction 1 to Item 402(m)(2), exceeded $100,000 in fiscal year 2008.

Related Party Transactions, page 73

29.   We note your disclosure on pages 25 and 26 regarding an outstanding debt owed to your CEO under a revolving loan agreement entered into in 2008 and your agreements with your CEO and CFO for payment of deferred compensation and repayment of outstanding loans made to you more than five years ago. Please include a discussion of these debts in this section or tell us why you believe such disclosure is not required. See Item 404(d)(1) of Regulation S-K.

Board of Directors, page 74

30.   Your disclosure on page 58 indicates that Mr. Lee is currently a member of your board of directors, having joined the board in June 2009. The disclosure in this section states that

you board currently consists of only two members, your CEO and CFO. Please revise your disclosure to resolve this discrepancy.

Description of Capital Stock, page 78

31.   Please provide a materially complete description of the warrants being sold in the offering. See Item 202(c) of Regulation S-K. Also, describe the factors considered in determining their exercise price of the warrants. See Item 505(b) of Regulation S-K.

Series C Preferred Stock, page 79

32.   Please file the certificate of designation for your Series C Preferred Stock as an exhibit to the registration statement.

Convertible Debt, page 80

33.   We note the discussion in this section concerning the $500,000 convertible promissory note you issued to a lender in September 2006. Note 11 to your consolidated financial statements indicates that this promissory note was issued to a related party and that you may be in default on the loan. Please tell us why the note is not discussed in the related party transaction section on page 73 or filed as an exhibit to the registration statement. Also, please tell us what consideration you gave to discussing this loan, your plans to repay the loan and any resulting impact on your liquidity in your Use of Proceeds discussion and in the liquidity section of your Management's Discussion.

Legal Matters, page 90

34.   Please tell us why this section refers to counsel's views regarding the validity of the shares of common stock offered by the prospectus, but does not reference the units or the warrants included in those unit, or counsel's views regarding whether the warrants will be binding obligations of the company that will be enforceable in accordance with their terms.

Note 2 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

35.   Tell us whether your product sales arrangements include more than one element or deliverable. If so, tell us how you identify each element and explain how you allocate the arrangement fee to each of those elements. Further, describe whether your products contain any embedded software. If so, provide us with the evaluation that you used to determine that the software is incidental. See paragraph 2 and footnote 2 of SOP 97-2. In addition, tell us whether you provide any maintenance or similar service along with your products.

Earnings per share, page F-12

36.   We note that your Series C Preferred Shares are participating shares since they are entitled to participate ratably on an as converted bases in any dividends paid on your common shares (see your page 79). In these instances, the participating shares should be included in basic using the two-class method. See paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

37.   We note that you have included convertible notes and preferred shares using the treasury stock method. Explain why this is the proper method instead of the as-if-converted method. See paragraph 26 of SFAS 128. Further, your description of diluted earnings per shares should refer to warrants.

Note 23 - Product Revenues, page F-25

38.   Please consider providing product revenue for the interim periods in addition to the year end information included in the table. In this regard, this information should be consistent with the periods included in your financial statements.

Part II Information

Item 16. Exhibits and Financial Statement Schedules, page II-6

39.   Provide the consents of Frank Zammataro, Dathryn Sayko and Bernard Perrine that are specified in Rule 438.

Item 17. Undertakings, page II-6

40.   Since your transaction is a continuous offering to be made pursuant to Rule 415, expand this section to include the undertakings at Item 512(a) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (585) 238-9022
         Robert F. Mechur, Esq.
         Boylan, Brown, Code, Vigdor & Wilson, LLP